EXHIBIT 3.4

                            ARTICLES OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF

                                 SPACEDEV INC.,
                             a Colorado corporation
                             ID Number: 19961166285

     FIRST: Pursuant to the provisions of the Colorado Business Corporation Act this domestic Corporation amends Article III of its Articles of Incorporation by deleting the first sentence thereof in its entirety and substituting the following sentence in lieu thereof to read as follows:

The aggregate number of shares which the corporation shall have authority to issue is 110,000,000 of which 10,000,000 shall be shares of preferred stock, $.001 par value per share, and 100,000,000 shall be shares of common stock, $.0001 par value per share.

     SECOND: These Articles of Amendment to the Articles of Incorporation of this Corporation were adopted, proposed and recommended for shareholder approval by the Board of Directors of this Corporation at a meeting of the Board of Directors of the Corporation duly called and held on October 20, 2005. At a special meeting of the shareholders of this Corporation duly called in accordance with Section 7-107-105 of the Colorado Business Corporation Act and held on January 30, 2006, the number of votes cast in favor of the amendment set forth herein by the shareholders of this Corporation was sufficient for approval of the amendment pursuant to Sections 7-110-103, 7-110-104 and other applicable provisions of the Colorado Business Corporation Act and pursuant to the Articles of Incorporation of this Corporation.